SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549




                               SCHEDULE 14D-9
                             (Amendment No. 50)


                   SOLICITATION/RECOMMENDATION STATEMENT

                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934


                              ITT CORPORATION

                         (Name of Subject Company)


                              ITT CORPORATION

                    (Name of Person(s) Filing Statement)


                         Common Stock, no par value
             (including the associated Series A Participating
                Cumulative Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                450912 10 0
                   (CUSIP Number of Class of Securities)




                           RICHARD S. WARD, Esq.
                         Executive Vice President,
                  General Counsel and Corporate Secretary
                              ITT Corporation
                        1330 Avenue of the Americas
                          New York, NY 10019-5490
                               (212) 258-1000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          PHILIP A. GELSTON, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, NY 10019-7475
                               (212) 474-1000


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                                INTRODUCTION

         The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 65,000,000 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

         The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

          On November 6, 1997, Starwood and Starwood Trust released the Company from the Company's obligation under the Starwood Merger Agreement not to terminate, amend, modify or waive any provision of standstill or similar agreements to which the Company is a party (provided that any release by the Company of any third party applies equally to Hilton, Starwood and Starwood Trust) and from the Company's obligation to enforce such agreements, and the Company released Starwood and Starwood Trust from their existing standstill arrangement with the Company.

          A copy of the waiver letter is filed as Exhibit 126 hereto and is incorporated herein by reference.

Item 9.  Exhibits.

         The response to Item 9 is hereby amended by adding the following new exhibit:

126.        Waiver Letter dated November 6, 1997 among
            ITT Corporation, Starwood Lodging
            Corporation, Starwood Lodging Trust and
            Chess Acquisition Corp.

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                 ITT CORPORATION



                                 By   /s/ RICHARD S. WARD
                                   --------------------------------
                                   Name:  Richard S. Ward
                                   Title: Executive Vice President,
                                          General Counsel and
                                          Corporate Secretary


Dated as of November 6, 1997

                               EXHIBIT INDEX


Exhibit                  Description                         Page No.

(126)       Waiver Letter dated November 6, 1997 among
            ITT Corporation, Starwood Lodging
            Corporation, Starwood Lodging Trust and
            Chess Acquisition Corp....................